082-03470

RECEIVED
2010 JUN 22 P 1:20



Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260



10015919

18th June, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

ITC announces Centenary Bonus Share Issue of 1:1

Further to our letter dated 18th June, 2010, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.

dlw 6/23


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

June 18, 2010

ITC announces Centenary Bonus Share Issue of 1:1

ITC will complete a 100 years in August 2010. Acknowledging the unstinted support of shareholders who have steadfastly stood by the Company through this inspiring voyage of growth and transformation, the Board of Directors today proposed a centenary issue of Bonus shares in the ratio of 1:1, subject to shareholders' approval at the Annual General Meeting scheduled for 23rd July 2010 (Company's communication to the Stock Exchanges is enclosed).

ITC has evolved into a multi-business conglomerate and is today the leading FMCG marketeer in India, the second largest Hotel chain, the clear market leader in the Indian Paperboard and Packaging industry and the country's foremost Agri-business player. Additionally, its wholly owned subsidiary is one of India's fastest growing Information Technology companies in the mid-tier segment.

Over the last fifteen years, ITC has created multiple drivers of growth by developing a portfolio of world-class businesses. During this period, the Company's Post-tax profits recorded an impressive compound growth of 21.7% per annum respectively. Total Shareholder Returns, measured in terms of increase in market capitalisation and dividends, grew at a compound rate of 24.3% during this period, placing the Company amongst the foremost in the country in terms of efficiency of servicing financial capital. ITC today is one of India's most admired and valuable corporations with a market capitalisation in excess of Rs.1,00,000 crores.

ITC's vision and commitment to sub-serve larger societal goals has enabled it to achieve a global distinction of being the only company in the world of its size to be carbon positive, water positive and waste recycling positive. Its businesses have generated sustainable livelihoods for over 5 million people.



(Nazeeb Arif)
Vice President
Corporate Communications



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

18th June, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Board Meeting – 18th June, 2010

Further to our letter dated 21st May, 2010, we write to advise that the Board of Directors of the Company, at its meeting held today, have recommended the following for the approval of the Members at the 99th Annual General Meeting of the Company convened for 23rd July, 2010:

1) Issue of Bonus Shares in the proportion of 1 (One) Bonus Share of Re.1/- (Rupee One) each for every existing 1 (One) fully paid-up Ordinary Share of Re.1/- (Rupee One) each.

2) Increase in the Authorised Share Capital of the Company from Rs. 500,00,00,000/- (Rupees Five Hundred Crores) divided into 500,00,00,000 (Five Hundred Crores) Ordinary Shares of Re.1/- each to Rs.1000,00,00,000/- (Rupees One Thousand Crores) divided into 1000,00,00,000 (One Thousand Crores) Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg